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EXHIBIT 12.1

SL Green Realty Corp.
Ratio of Earnings to Fixed Charges and Preferred Stock Dividend

			Year Ended December 31,
	Three Months Ended March 31, 2004
			2003		2002		2001		2000		1999
Earnings
Income (loss) from continuing operations	$9,347		$60,505		$53,558		$49,005		$45,988		$44,394
Add: JV cash distributions	9,485		36,469		22,482		26,909		25,550		—
Interest	14,613		44,001		33,946		42,411		37,729		26,626
Portion of rent expense representative of interest	2,277		9,187		9,304		9,394		9,434		9,461

Total earnings	$35,722		$150,161		$119,290		$127,719		$118,701		$80,481

Fixed Charges and Preferred Stock Dividends
Interest	14,613		44,001		33,946		42,411		37,729		26,626
Preferred stock dividends	3,000		7,712		9,690		9,658		9,626		9,598
Interest capitalized	—		—		—		—		—		—
Portion of rent expense representative of interest	2,277		9,187		9,304		9,394		9,434		9,461
Amortization of loan costs expensed	782		3,844		3,427		3,608		3,388		2,268

Total Fixed Charges and Preferred Stock Dividends	$20,672		$64,743		$56,367		$65,071		$60,177		$47,953

Ratio of earnings to combined fixed charges and preferred stock dividends	1.73	x	2.32	x	2.12	x	1.96	x	1.97	x	1.68	x

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  EXHIBIT 12.1